PINGCHUAN PHARMACEUTICAL INC.
                                 32 Ganshui Rd.
                          Nangang Qu, Harbin, P.R.China
                                     ******

                                January 24, 2005

Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549-0404

Attn:  Jeffrey  Gordon,  Esq.
       Staff  Accountant

Re:    Pingchuan  Pharmaceutical  Inc.
       Form  8-K  Item  4.01  filed  January  21,  2005
       File  Number:  333-52472

Gentlemen:

     Thank you for your comment letter dated January 21, 2005 (the "Comment Letter") with respect to the above-captioned current report. We have filed our Amendment No. 1 to the Current Report on Form 8-K/A (the "Form 8-K/A") of Pingchuan Pharmaceutical Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

1. We have revised the report to cover the interim period from the date of the last audited financial statements to December 10, 2004;

2. The letter from the former accountants addressing the revised disclosures has been attached as Exhibit 16.

Please  let  us  know  if  you  have  further  questions.

Sincerely,

By: /s/  Zhanwu  Hu
    ---------------
    Zhanwu  Hu
    President

cc: Harold  H.  Martin,  Esq.